Exhibit 99.1

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

February 16, 2024

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS………………………………………………………....	3
ORGANIZATIONAL STRUCTURE…………………...…………………………………………	4
GENERAL DEVELOPMENT OF THE BUSINESS…………………………………………….	6
Strategic Acquisitions & Dispositions………………………………………………………….	9
DESCRIPTION OF THE BUSINESS……………………………………………………………	10
Trends……………………………………………………………………………………………………...	10
Equipment…………………………………………………………………………………………	10
Licenses…………………………………………………………………………………………...	10
Markets and Distribution…………………………………………………………………………	10
Seasonality of Operations……………………………………………………………………….	10
Revenues ………………………..……………………………………………………………….	11
Competition……………………………………………………………………………………….	11
Human Resources……………………………………………………………………………….	11
Environmental Matters…………………………………………………………………………..	12
Trademarks……………………………………………………………………………………….	13
RISK FACTORS…………………………………………………………………………………...	13
DIVIDENDS………………………………………………………………………………………...	13
DESCRIPTION OF CAPITAL STRUCTURE……………………………………………………	14
Common Shares………………………………………………………………………………….	14
Preferred Shares…………………………………………………………………………………	14
MARKET FOR SECURITIES……………………………………………………………………..	15
DIRECTORS AND OFFICERS…………………………………………………………………..	16
Conflicts of Interest…………………………………………………………………..................	19
AUDIT COMMITTEE………………………………………………………………………………	20
LEGAL PROCEEDINGS AND REGULATORY ACTIONS……………………………………	21
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS………...	21
TRANSFER AGENTS AND REGISTRARS...…………………………………………………..	21
MATERIAL CONTRACTS………………………………………………………………………...	22
NAME AND INTERESTS OF EXPERTS………………………………………………………..	22
ADDITIONAL INFORMATION……………………………………………………………………	22
SCHEDULE A: Audit Committee Charter ………………………………………………………	23

Annual Information Form 2023

TFI International Inc.

Forward-looking statements

TFI International Inc. (the “Corporation”) may make statements in this annual information form that reflect its current expectations regarding future results of operations, performance, and achievements. They are based on information currently available to management. Words such as “may”, “could”, “should”, “would”, “believe”, “expect”, “anticipate”, “intend” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks, and uncertainties that could cause actual results, performance or achievements to differ materially from historical results, and those presently anticipated or projected.

The Corporation cautions readers not to place undue reliance on any forward-looking statements, which reference only the date as of which they are made. The following important factors could cause the Corporation’s actual financial performance to differ materially from that expressed in any forward-looking statement:

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Competition
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Regulation
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United States and Mexican Operations
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Operating Environment and Seasonality
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General Economic, Credit and Business Conditions
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Coronavirus and its variants (“COVID-19”) outbreak or similar outbreaks
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Interest Rate Fluctuations
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Currency Fluctuations
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Price and Availability of Fuel
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Insurance
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Employee Relations
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Drivers
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Independent Contractors
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Acquisition and Integration Risks
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Growth
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Environmental Matters
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Environmental Contamination
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Key Personnel
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Dependence on Third Parties
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Loan Default
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Credit Facilities
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Customers and Credit Risks
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Availability of Capital
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Information Systems
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Litigation
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Remote Work
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Internal Control
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Dividends and Share Repurchases
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Material Transactions
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Attention on Environment, Social and Governance (ESG) Matters

The foregoing list should not be construed as exhaustive, and readers should also refer to the section entitled “Risk Factors” in this annual information form and in the Corporation’s annual Management Discussion & Analysis (“MD&A”) for the fiscal year ended December 31, 2023, under the heading “Risk and Uncertainties”, for additional information on risk factors and other events that are not within the Corporation’s control. The Corporation’s future financial and operating results may fluctuate as a result of these and other risk factors.

Annual Information Form 2023

TFI International Inc.

Although forward-looking statements are generally based upon what the Corporation believes to be reasonable assumptions, they may prove to be inaccurate and many of them involve factors which are beyond the Corporation’s control. The Corporation cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this annual information form, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances, except as required under applicable securities laws.

ORGANIZATIONAL STRUCTURE

The Corporation was formerly known as TransForce Inc. On December 23, 2016, the Corporation amended its Articles so as to change its corporate name to TFI International Inc.

In this annual information form, the terms “Corporation” and “TFI International” mean TFI International Inc., a corporation incorporated pursuant to the Canada Business Corporations Act, its subsidiaries and, as the case may be, its predecessors.

The Corporation was incorporated on March 28, 2008 for the purpose of acquiring all of the issued and outstanding units of TransForce Income Fund (the “Fund”) and “tracking share units” of TFI Holdings Inc. (now known as TForce Holdings Inc.), an indirect subsidiary of the Fund, pursuant to a plan of arrangement under which the Fund was converted into the Corporation. The Corporation, through its subsidiaries, now operates the transportation business formerly operated under the Fund, and the former unitholders of the Fund continue to own, to the extent they remained shareholders of the Corporation, an economic interest in the business formerly operated by the Fund.

The Fund resulted from the conversion on September 30, 2002 of TransForce Inc. (“TransForce”), a corporation incorporated on April 30, 1985 pursuant to the Companies Act (Québec), into an income trust. Immediately following the conversion, the Fund, through its subsidiaries, continued to operate the transportation business of TransForce, and the former shareholders of TransForce continued to own, to the extent they remained unitholders of the Fund, an economic interest in the business of TransForce.

TransForce was formerly known as 2320-2351 Québec Inc. Its articles were amended on October 9, 1985, October 1, 1986, July 22, 1987, October 19, 1987, March 4, 1988, July 5, 1989 and May 30, 1995, in each case changing its share capital. The articles were also amended on October 1, 1986 to change the corporate name to Groupe Cabano d’Anjou Inc. and on August 7, 1987 to change the corporate name to Cabano Expeditex Inc. On October 19, 1987, Cabano Expeditex Inc. amalgamated with Location Speribel Inc. The articles were subsequently amended on December 4, 1990 to change the corporate name to Groupe Transport Cabano Inc./Cabano Transportation Group Inc., on May 30, 1995 to change the corporate name to Cabano-Kingsway Inc. and on April 23, 1999 to change the corporate name to TransForce Inc.

The Corporation’s head office is at 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Québec, Canada, H4S 1Z6 and its executive office is at 96 Disco Road, Etobicoke, Ontario, Canada, M9W 0A3.

The diagram on the following page sets out the organizational structure of the Corporation as of January 16, 2024 and the jurisdiction of incorporation of each of the entities therein. Unless otherwise indicated, each of the entities is wholly-owned, directly or indirectly, by the Corporation.

Annual Information Form 2023

TFI International Inc.

Shareholders
TFI International Inc.
TForce Holdings Inc
Logikit Inc.
G.H.L. Inc.
Normandin Transit Inc.
Les Services JAG Inc.
Direct Service Network Ltd.
Laser Transport Inc.
Comrane Corp.
TForce US Holdco, Inc. (DE)
TST Expedited Services Inc. (DE)
TForce TL Holdings USA, Inc. (DE)
TForce Holdings USA, Inc. (DE)
TForce Logistics, Inc. (DE)
TForce Worldwide, Inc. (DE)
Cavalier Transportation Services Corp. (NY)
JHT Holdings, Inc. (DE)
Active Truck Transport LLC (WI)
Active USA LLC (WI)
Active Canada, Inc.
Unimark Truck Transport LLC (WI)
Unimark Transportation Services, Inc.
Equipment Transfer LLC (WI)
ATC Transportation LLC (WI)

Annual Information Form 2023

TFI International Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation, through its wholly-owned subsidiaries, operates a transportation business whose origins can be traced back to 1957. In the mid-1990s, after nearly 40 years of operations, the Corporation updated its corporate strategy for the evolving North American transportation market. To this end, in 1996 a new management team led by Mr. Alain Bédard, the Chairman of the Board, President and Chief Executive Officer of the Corporation, was appointed upon the recommendation of the Corporation’s then-principal shareholder.

The new management team identified three key objectives for the Corporation: (i) increase revenues from profitable business segments and customers; (ii) strengthen the Corporation’s position in the North American transportation market; and (iii) achieve a more balanced revenue mix. To achieve these three objectives, the management team implemented a strategic plan aimed at expanding the Corporation’s operations beyond its traditional Less-Than-Truckload (“LTL”) base as well as increasing the Corporation’s geographic footprint, primarily by entering the trans-border market. The Corporation has carried out its strategic plan, in large part by acquiring profitable and well-managed companies offering services throughout North America in segments of the transportation industry not traditionally served by the Corporation, such as Package and Courier, Truckload (“TL”), Waste Management and Logistics. The Corporation’s independent subsidiaries are recognized for their professional expertise. The Corporation continues to carry out this strategy.

As part of the strategic plan, in March 1998, the Corporation entered the trans-border TL business with the acquisition of Entreprises de Transport J.C.G. Inc., which was complemented by the acquisition of Papineau International Transport Inc. in October 1998. The major acquisition of TST Solutions Inc. and its subsidiaries in March 2000 allowed the Corporation to significantly increase its share of the trans-border LTL market and also provided an entry into the specialized transport. A second major acquisition, that of Canpar Transport Ltd. in July 2002, enabled the Corporation to achieve its goal of becoming a full-service transportation provider, by adding Parcel Delivery to its LTL service offering. In 2004, the Corporation made two other major acquisitions: in January 2004, the Corporation completed the acquisition of substantially all of the assets of Canadian Freightways Limited and its associated companies, which increased route density and extended the Corporation’s LTL and TL operations across Canada, particularly in the western provinces and in the United States. Canadian Freightways also offers specialized services in the areas of logistics and fleet management, customs brokerage and bonded warehousing and international freight forwarding; and in October 2004, the Corporation completed the acquisition of 3846113 Canada Inc. (Highland Transport), which strengthened the Corporation’s presence in the TL transportation sector across Canada.

In 2006, the Corporation acquired Kos Corp Oilfield Transportation, Hemphill Trucking Inc. and Streeper Contracting Ltd. These acquisitions provided the Corporation with a solid platform in rig-moving activities. Kos, through its well-established position, served as the foundation for this platform and as a catalyst for future growth within the sector. With the acquisition of Hemphill Trucking Inc. in 2006 and the assets of Speedy Heavy Hauling Inc. in 2010, the Corporation’s presence in the United States in this sector grew. The Corporation’s expansion into rig-moving services was consistent with its diversification strategy.

In 2007, the Corporation acquired Location Beaudry, Les Consultants en Personnel Logipro 1997 Inc. and MTC Agence de Personnel Inc., introducing a new niche in the Logistics and Other Services sector, namely the leasing of equipment as well as personnel placement services.

In 2009, the acquisition of ATS Andlauer Retail Solutions Division (now known as TForce Integrated Solutions) introduced new services to complement the Corporation’s package and courier sector, by offering customized freight transportation solutions adapted specifically for regional and national retail and supply chain customers.

Annual Information Form 2023

TFI International Inc.

In 2011, the Corporation acquired Dynamex Inc. (now known as TForce Logistics), adding same-day delivery service to existing customers. Furthermore, the combination of the Corporation’s existing operations and TForce Logistics constituted a powerful offering to potential new clients. More importantly, incorporating TForce Logistics’ services opened doors for the Corporation in the U.S. market.

Also in 2011, the Corporation acquired selected assets of DHL Express (Canada) Ltd (“DHL”), now known as Loomis Express, and concluded a strategic alliance with DHL to offer fully integrated international and domestic shipping services, which enables the Corporation, through DHL, to offer international coverage to its customers.

The acquisition of QuikX Transportation in January 2012, followed by the acquisition of Clarke Transport Inc. and Clarke Road Transport in January 2014 and Vitran Corporation Inc. in March 2014, further enhanced the Corporation’s LTL intermodal (over-the-rail) transportation services in Canada.

In 2013 and early 2014, the Corporation ceased its rig-moving activities in Western Canada and disposed of its personnel placement services.

In 2014, the Corporation acquired Transport America, Inc., an important provider of TL transportation and logistics services. This acquisition provided the Corporation with a new presence in the United States TL market.

At the end of 2014, the Corporation also acquired all the shares of Contrans Group Inc., an important player in Specialized TL in Canada.

During 2015, the Corporation ceased its rig-moving activities in the United States.

In February 2016, after 11 years of operations, the Corporation disposed of its Waste Management segment, acquired in 2005.

On February 13, 2020, the Corporation’s common shares (the “Common Shares”) commenced trading on the New York Stock Exchange in conjunction with the Corporation’s marketed offering of Common Shares in the United States and Canada, representing the Corporation’s initial public offering in the United States. The Corporation issued a total of 6,900,000 Common Shares, including 900,000 Common Shares following the exercise in full by the underwriters of their over-allotment option, at a price of US$33.35 per share, the equivalent of CA$44.20 per share based on the Bank of Canada exchange rate at the time of pricing, for gross proceeds to the Corporation of US$230,115,000 (approximately CA$305 million). The public offering was conducted through a syndicate of underwriters led by Morgan Stanley, BofA Securities, J.P. Morgan and Credit Suisse as joint lead book-running managers, with RBC Capital Markets and UBS Investment Bank as joint-bookrunners and Cowen, National Bank of Canada Financial, Stephens Inc., Stifel and Wolfe Capital Markets and Advisory as co-managers.

On August 17, 2020, the Corporation completed a second marketed offering of Common Shares in the United States and Canada in which it issued a total of 5,060,000 Common Shares, including 660,000 Common Shares following the exercise in full by the underwriters of their over-allotment option, at a price of US$43.25 per share, the equivalent of CA$57.32 per share based on the Bank of Canada exchange rate at the time of pricing, for gross proceeds to the Corporation of US$218,845,000 (approximately CA$290 million). The public offering was conducted through a syndicate of underwriters led by Morgan Stanley, BofA Securities, Credit Suisse, Goldman Sachs & Co. LLC and J.P. Morgan, as joint lead book-running managers, with RBC Capital Markets and UBS Investment Bank as joint-bookrunners and Cowen, National Bank of Canada Financial Inc., Stephens Inc., Stifel and Wolfe Capital Markets and Advisory as co-managers.

Annual Information Form 2023

TFI International Inc.

In November 2020, the Corporation purchased DLS Worldwide, a division of RR Donnelley & Son Company and now operating in the Corporation’s logistics segment in the United States under the name TForce Worldwide. This acquisition opened the doors to the US LTL market through the logistics services offered by the division.

On April 30, 2021, the Corporation purchased UPS Ground Freight, Inc. (now TForce Freight, Inc.), the LTL and dedicated TL divisions of United Parcel Service, Inc. (NYSE: UPS) with US$3 billion in revenues in the United States. As a result of this transaction, the LTL networks in the United States and Canada were combined to provide extensive North American coverage, accelerating industrial and e-commerce growth opportunities. This acquisition contributed to a major change in the Corporation’s geographic revenue allocation derived from the United States and Canada.

In August 2022, the Corporation sold, for US$525 million, Transportation Resources, Inc., the parent company of CFI’s Truckload, Temp Control and Mexican Logistics Businesses acquired by the Corporation in 2016. The disposition resulted in TFI exiting from the Mexican market.

In 2023, the Corporation acquired JHT Holdings, Inc., a leading asset-light logistics and transportation provider in North America for transportation of new trucks from manufacturing and final assembly plants to dealers and end customers, utilizing an asset-light model that involves driving the customers’ new trucks to their destinations.

On December 22, 2023, the Corporation announced the signature of a definitive agreement to acquire Daseke, Inc. (NASDAQ: DSKE), one of the leading flatbed and specialized transportation and logistics companies in North America. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close during the second quarter of 2024.

Since 1996, the Corporation has acquired more than 200 companies as part of its strategic plan. Among the criteria applied by the Corporation to the acquisition of companies is that such companies be profitable and led by experienced and competent management teams. Once acquired by the Corporation, many of the newly-acquired companies continue to operate as wholly-owned subsidiaries under their original names and management teams. The Corporation continues to carry out this strategy.

As a result of the implementation of its strategic plan, the Corporation is today a leading player in the North American transportation and logistics industry, with total revenue of US$7.5 billion for the fiscal year ended December 31, 2023. The Corporation has a solid financial position with customers covering a broad cross-section of industries. It has 25,123 employees who work in TFI International’s different business segments across Canada and the United States. The Corporation offers its clients transportation solutions that are firmly supported by the specialization of its subsidiaries and the competence of its management and employees in their areas of expertise. More than 25 years after the strategic plan was implemented, the Corporation now operates the following reportable segments: (i) Package and Courier; (ii) LTL; (iii) TL; and (iv) Logistics.

As a result of the strategic plan, the Corporation has been able to benefit from and expand its geographic market, as illustrated in the following chart which sets out the geographic breakdown, based on the origin of the service’s location, of the Corporation’s consolidated revenues for the fiscal year ended December 31, 2023:

Annual Information Form 2023

TFI International Inc.

Strategic Acquisitions & Dispositions

Acquisitions and Dispositions

During the fiscal year ended December 31, 2023, the Corporation did not make any significant acquisitions or dispositions.

During the fiscal year ended December 31, 2023, the Corporation made the following non-significant acquisitions:

Name	Date	Operating Segment
D.M. Breton	February 5	TL
Axsun Group	February 19	Logistics
Hot Line Freight Systems	March 20	LTL
SM Freight	April 2	TL
Launch Logistix	April 30	Logistics
Jonadagi Transport	May 21	TL
Siemens Group	July 13	LTL & TL
Ulch Transport	August 3	LTL, TL & Logistics
JHT Group	August 16	Logistics
Vedder Transport	September 1	TL
Dahlsten Truck Line	November 17	TL

On December 22, 2023, the Corporation announced the signature of a definitive agreement for the acquisition of Daseke, Inc. (NASDAQ: DSKE), one of the leading flatbed and specialized transportation and logistics companies in North America. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close during the second quarter of 2024.

DESCRIPTION OF THE BUSINESS

The Corporation is a leading player in the transportation and logistics industry. The Corporation believes that, through its operating subsidiaries, it directly services more urban centres than any other carrier in Canada. The Corporation offers its clients transportation solutions that are firmly supported by the specialization of its wholly-owned subsidiaries and the competence of its management and employees in their areas of expertise. The Corporation’s scope extends to all of the United States and Canada. The Corporation offers efficient, global solutions to its clientele in the following reportable segments: (i) Package and Courier; (ii) LTL; (iii) TL; and (iv) Logistics. Through internal growth and acquisitions, the Corporation has significantly increased its geographic scope.

Annual Information Form 2023

TFI International Inc.

The Package and Courier segment offers pickup, transport and delivery of items across Canada and the United States. The LTL segment provides pickup, consolidation, transport and delivery of smaller loads. The TL segment provides full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. The TL segment includes expedited transportation, flatbed, tank container and dedicated services as well as TL brokerage. The Logistics segment provides a wide range of asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small parcel delivery.

Trends

Demand for freight transport is closely linked to the state of the overall economy. Consequently, a change in general economic conditions could impact the Corporation’s performance. However, the Corporation’s extensive customer base, broad geographic dispersion and participation in four distinct segments are intended to help mitigate the effects of any economic downturn.

Equipment

The Corporation believes it has the largest trucking fleet in Canada and has a significant presence in the United States. As at December 31, 2023, the Corporation had 11,455 trucks, 34,599 trailers and 7,504 independent contractors. This compares to 11,442 trucks, 38,091 trailers and 6,905 independent contractors as at December 31, 2022.

Licenses

In Canada, passenger and merchandise road transport licenses are issued by provincial authorities. With respect to interprovincial transport, provincial authorities are delegated the right to issue licenses according to the Canada Transportation Act. Provincial authorities exercise control over the issuance, modification and transfer of licenses and govern in a general manner various aspects of license-holders’ activities. In the United States, the Department of Transportation exercises similar authority. The operating subsidiaries of the Corporation have all the necessary licenses to operate in Canada and the United States, as applicable.

Markets and Distribution

The Corporation has a diverse base of clients operating across a broad cross-section of industries. Due to the breadth of its client base, a downturn in the activities of individual customers or in a particular industry is not expected to have a material adverse effect on the Corporation’s operations. In the last several years, the Corporation concluded strategic alliances with other transport companies in North America, in order to offer its customers a network extending across Canada and the United States.

Seasonality of Operations

The activities conducted by the Corporation are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Annual Information Form 2023

TFI International Inc.

Revenues
(in percentages)

During the fiscal years ended December 31, 2023 and 2022, the Corporation’s revenues by reportable segment were as follows:

Fiscal year ended December 31,
	2023(1)	2022(1)
Package and Courier	8%	7%
Less-Than-Truckload (LTL)	44%	45%
Truckload (TL)	26%	28%
Logistics	22%	20%
(1)
Including intersegment revenue

Competition

The transportation and logistics industry is fragmented and consists of relatively few large companies and many small companies serving target markets. The target markets are defined by geographical location, point-to-point service location, target customer industries and the type of service provided, such as Package and Courier, LTL, TL and Logistics. The smaller operators typically operate in a highly-specialized yet competitive environment in which the customer may have several alternative carriers available. Many of the large carriers are independent subsidiaries of larger transportation companies and offer a wide variety of freight services on a national basis.

Carriers compete primarily on price and on their ability to provide reliable, efficient and safe transportation services. The Corporation’s main competitors are: in the Package and Courier sector, Purolator, UPS and Fedex; in the LTL sector, Old Dominion, SAIA, Arcbest, and XPO (in the United States), Mullen and Manitoulin Transport Inc. (in Canada); in the TL sector, Trimac Transportation, Challenger Motor Freight and Bison Transport (in Canada) and Knight-Swift Transportation Holdings Inc., Werner Enterprise, Inc. Schneider National, Inc. and Heniff Transportation Systems (in the United States); and in the Logistics sector C.H. Robinson Worldwide, Inc., OnTrac Shipping and Echo Global Logistics.

In addition, the Corporation and other trucking operations must compete with other modes of transportation such as rail, airfreight and maritime transportation. These modes of transportation play an important role in the areas served by the Corporation.

Human Resources

As at December 31, 2023, the Corporation has 25,123 employees who work in TFI International’s different business segments across Canada and the United States. This compares to 25,836 employees as at December 31, 2022. The Corporation considers that it has a relatively low turnover rate (except in U.S. TL) among its employees and that employee relations are very good for its industry. A number of these employees are subject to collective agreements. The Corporation ensures that a number of programs for driver training and client service are maintained. In conjunction with the continuous investments in new technologies, such as the use of on-board computers, the Corporation has extended its employee training programs to maximize the use of such technological tools. These initiatives are designed to ensure the quality of services provided to the Corporation’s clientele while enabling it to better control its labour costs. The Corporation also works to ensure the successful integration and training of the employees of any newly-acquired businesses, as applicable.

Annual Information Form 2023

TFI International Inc.

Environmental Matters

The operations and properties of the Corporation are subject to environmental laws and requirements in both Canada and the United States relating to, among other things, air emissions and the management of contaminants.

The Corporation has adopted sustainable measures to reduce energy waste in its day-to-day operations, such as investing in new technology to reduce the consumption of fuel by its trucks and converting a portion of its fleet to propane. Also, some of the Corporation’s most recent buildings were built with the LEED certification for their high energy efficiency and their design, which together reduce the consumption of energy and therefore, operating costs.

A risk of environmental liabilities is inherent in transportation operations, the historic activities associated with such operations, as well as the ownership, management and control of real estate.

The cargo carried by the Corporation in its freight-transportation operations can be classified as either non-regulated freight or regulated freight such as hazardous materials and environmentally-regulated waste. Strict parameters must be met before the Corporation and the individual drivers are permitted to transport regulated freight. This involves specific insurance requirements, training programs and registration permits with the various provinces and states in which the Corporation operates.

A number of the Corporation’s terminals provide full maintenance service and fuel facilities. Each terminal has a series of operational systems that have been implemented to control environmental impact relating to its specific operation.

In 2021, the Corporation appointed a Vice-President, Environment, whose duties include the following:

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Lead, manage and audit company programs designed to provide environmental protection and ensure compliance with applicable environmental laws in Canada and the United States.
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Validate due diligence processes related to TFI International’s acquisitions.
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Evaluate and identify environmental risks related to amcquisitions during the due diligence process.
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Participate in the due diligence process related to sales by TFI International of properties or divisions.
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Development and implementation of corporate environmental policies and procedures.
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Development of risk communication, environmental education/training programs and other initiatives that have a positive impact on environmental programs, strategies and culture.

In 2023, the environmental department of TFI International did the following, among other things:

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Completed environmental property assessments prior to acquisitions and sales of businesses and real estate.
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Conducted environmental remediation at sites impacted by historic environmental impairment (e.g., old fuel tanks, hydraulic hoists, and unknown underground infrastructure.)
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Primarily managed the environmental aspects of TFI International’s acquisition of UPS Freight and subsequent remediation projects.
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Constructed the foundation of a management system to monitor and track environmental compliance across TFI International’s properties and business units.

For 2023, the environmental management by the Corporation did not require significant expenditures to ensure compliance of its ongoing operations or for material remediation of any environmental matter. The Corporation does not expect that environmental protection requirements will have a material effect on its capital expenditures, profit or loss or competitive position during the 2024 fiscal year.

Annual Information Form 2023

TFI International Inc.

Trademarks

The Corporation had a total of 117 applied-for or registered trademarks in Canada and the United States as at December 31, 2023, of which 85 are for use in Canada and 32 are for use in the United States. Of the foregoing trademarks, the most important are: (i) “TFI International”, “TransForce” and “a TransForce Company” in Canada and “a TFI International Company” in Canada and the United States; (ii) “Kingsway” in Canada; (iii) “TST” family of trademarks in Canada; (iv) “Quik X” family of trademarks in Canada and the United States; (v) “ICS Courier” in Canada; (vi) “Canpar” family of trademarks, including “Canpar Courier”, in Canada; (vii) “TForce” family of trademarks in Canada and the United States, including “TForce Freight”; (viii) “Loomis Express” in Canada; (ix) “TF Dedicated” in the United States; (x) “Vitran” family of trademarks in Canada and the United States, including “Vitran Express”; and (xi) “Contrans” in Canada. In addition, the Corporation uses a number of unregistered trademarks. The Corporation re-evaluates its intellectual property portfolio on a regular basis and, in this regard, may deem it advisable to register additional trademarks in the future.

risk factors

The Corporation’s future results may be affected by a number of uncertainties and risk factors, over many of which the Corporation has little or no control. These uncertainties and risk factors, among others, are discussed in the Corporation’s annual MD&A for the fiscal year ended December 31, 2023, specifically under the heading “Risks and Uncertainties”, which section is incorporated by reference herein. These uncertainties and risk factors should be considered in evaluating the Corporation’s business and growth outlook. The Corporation’s annual MD&A for the fiscal year ended December 31, 2023 is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

dividends

The Corporation cannot declare or pay a dividend if it is in default, or if the payment of a dividend would cause the Corporation to be in default, under its current credit facilities.

The Corporation’s dividend policy consists of distributing 15% to 30% of its annualized free cash flow from continuing operations every year as dividends to shareholders on a quarterly basis. The Board of Directors has determined that this level of distribution will allow the Corporation to maintain sufficient financial resources and flexibility to execute its operating and disciplined acquisition strategies, while providing an adequate return on shareholders’ capital. The Board of Directors may also, at its discretion and at any time, change the amount of dividends distributed and/or elect not to distribute a dividend, whether as a result of a one-time decision or a change in the dividend policy.

The dividend is payable quarterly on the 15th day following the end of each quarter to shareholders of record as of the last trading day of such quarter. The following dividends (per common share) were declared for the 2023, 2022 and 2021 fiscal years:

Annual Information Form 2023

TFI International Inc.

	Fiscal year ended December 31,
	2023	2022	2021
	In USD	In USD	In USD
First Quarter	$0.35	$0.27	$0.23
Second Quarter	$0.35	$0.27	$0.23
Third Quarter	$0.35	$0.27	$0.23
Fourth Quarter	$0.40	$0.35	$0.27

Description of capital structure

The Corporation is authorized to issue an unlimited number of Common Shares and preferred shares, issuable in series. As at December 31, 2023, there were 84,441,733 Common Shares and no preferred shares issued and outstanding.

Common Shares

The Common Shares entitle the holders thereof to one vote per share. The holders of the Common Shares are entitled to receive any dividend declared by the Corporation on the Common Shares. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive the remaining property of the Corporation upon its dissolution, liquidation or winding-up.

Preferred Shares

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the directors, which shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders, the holders of the preferred shares of each series are entitled to receive, in priority over the Common Shares and any other shares ranking junior to the preferred shares of the Corporation, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid and no more. The preferred shares of each series are also entitled to such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

MARKET FOR SECURITIES

The Common Shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "TFII". The Common Shares are included in numerous stock indices, including the S&P/TSX Equity Index, S&P/TSX Capped Industrial Index, S&P/TSX Composite Index, S&P/TSX Composite Dividend Index, S&P/TSX Completion Index, S&P/TSX Capped Industrials Index, S&P/TSX Equal Weight Industrials Index, Bloomberg World Transportation Index and BI North American Freight Transportation and Logistics Peer Group.

Annual Information Form 2023

TFI International Inc.

The table below sets out the price ranges and total volume of Common Shares traded on the Toronto Stock Exchange on a monthly basis during the fiscal year ended December 31, 2023.

Month		Low		High		Volume
January	CAD	133.84	CAD	148.65	#	5,214,267
February		147.56		173.20		8,315,729
March		150.83		173.97		6,797,008
April		137.46		163.86		7,314,933
May		139.90		149.95		7,424,976
June		137.36		154.00		8,710,714
July		142.90		170.55		8,419,442
August		164.35		185.79		9,961,885
September		170.42		188.48		6,220,551
October		144.42		176.08		8,993,710
November		151.39		163.30		5,976,532
December		151.78		182.02		6,598,786

The table below sets out the price ranges and total volume of Common Shares traded on the New York Stock Exchange on a monthly basis during the fiscal year ended December 31, 2023.

Month		Low		High		Volume
January	USD	98.67	USD	111.37	#	514,886
February		111.07		128.78		820,821
March		109.37		126.46		998,115
April		100.96		120.76		880,810
May		103.66		111.65		817,058
June		102.94		116.04		1,319,449
July		108.31		129.17		1,209,847
August		123.35		137.16		1,461,498
September		126.15		138.16		1,316,130
October		105.11		129.62		1,814,453
November		109.53		119.63		1,044,176
December		111.72		137.80		1,330,874

DIRECTORS AND OFFICERS

The following table sets out the name, city, province or state and country of residence, position held with the Corporation and principal occupation of each person who is a director of the Corporation as of the date hereof and the year in which the person became a director. Except as may otherwise be indicated, each person has held his or her principal occupation for the last five years. Each of the directors has been elected to serve until the next annual meeting of shareholders of the Corporation.

Annual Information Form 2023

TFI International Inc.

Name, City, Province/State and Country of Residence	Position with the Corporation	Principal Occupation	Principal Occupation within the Preceding Five Years	First Year as Director of the Corporation (or its predecessor)
Leslie Abi-Karam(3) Palm Beach Gardens, Florida, USA	Director	Corporate Director	—	2018
Alain Bédard, FCPA Lac Brome, Québec, Canada	Director, Chairman of the Board of Directors, President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	—	1993
André Bérard(1)(2)(4) Montreal, Québec, Canada	Lead Director	Corporate Director	—	2003
William T. England(1) Burr Ridge, Illinois, USA	Director Chairman of the Audit Committee	Corporate Director	—	2020
Diane Giard(1) Bromont, Québec, Canada	Director	Corporate Director	—-	2018
Debra Kelly-Ennis(1) Palm Beach Gardens, Florida, USA	Director	Corporate Director	—	2017
Neil D. Manning(2)(3) Edmonton, Alberta, Canada	Director Chairman of the Corporate Governance and Nominating Committee	Corporate Director	—	2013
Sébastien Martel Granby, Québec, Canada	Director	CFO of BRP Inc. (manufacturer of recreational vehicles)	—	2023
John Pratt Kenilworth, Illinois USA	Director	Corporate Director	—	2022

Annual Information Form 2023

TFI International Inc.

Name, City, Province/State and Country of Residence	Position with the Corporation	Principal Occupation	Principal Occupation within the Preceding Five Years	First Year as Director of the Corporation (or its predecessor)
Joey Saputo(2) Montreal, Québec, Canada	Director Interim Chairman of the Human Resources and Compensation Committee	President of Arbec Forest Products Inc. and Groupe Hôtelier Grand Chateau Inc.; Chairman of Groupe Remabec (forestry), Bologna FC 1909 and CF Montréal; and board member of Major League Soccer	—	1996
Rosemary Turner(2) Las Vegas, Nevada, USA	Director	Corporate Director	—	2020
(1)
Member of the Audit Committee.
(2)
Member of the Human Resources and Compensation Committee.
(3)
Member of the Corporate Governance and Nominating Committee.
(4)
Interim member of the Audit Committee

The following table sets out, for each person who is an officer of the Corporation as of the date hereof (with the exception of the Chairman of the Board of Directors, President and Chief Executive Officer included in the table above), his or her name, city, province or state and country of residence and position held with the Corporation. In each case, the principal occupation of the officer is as set out under “Position with the Corporation”. Except as otherwise indicated, each officer has held his or her principal occupation for the last five years.

Name, City, Province/State and Country of Residence	Position with the Corporation	Principal Occupation within the preceding five years
David Saperstein, MBA, BA Palm Beach Gardens, Florida, USA	Chief Financial Officer	—
Kal Atwal, CPA, CMA Caledon, Ontario, Canada	Executive Vice-President	Prior to July 2019, President of TForce Logistics Canada and AC Logistics Canada
Steven Brookshaw, CPA, CMA Mount Pleasant, Ontario, Canada	Senior Executive Vice-President	Prior to 2023, Executive Vice-President of the Corporation
Kristen Fess Vittoria, Ontario, Canada	Executive Vice-President	Prior to 2023, Senior Vice President of Contrans Flatbed Group
Rick Hashie Streetsville, Ontario, Canada	Executive Vice-President	—
Robert McGonigal Aurora, Ontario, Canada	Executive Vice-President	—

Annual Information Form 2023

TFI International Inc.

Name, City, Province/State and Country of Residence	Position with the Corporation	Principal Occupation within the preceding five years
Justin Paul Beaumont, Alberta, Canada	Executive Vice-President	Prior to 2024, President of TF Energy and prior to 2023, Vice President & General Manager of TF Energy
Junior Roy St-Augustin de Desmaures, Québec, Canada	Executive Vice-President	Prior to 2021, President of JCG Group, and prior to 2020, President of Kingsway Bulk
Christopher Traikos Gormley, Ontario, Canada	Executive Vice-President	Prior to 2021, President of Vitran Express
Joel Andre, CHRL Vaughan, Ontario, Canada	Vice-President, Human Resources	Prior to 2023, Director of Human Resources
Norman Brazeau Ste-Thérèse, Québec, Canada	Vice-President, Real Estate	Prior to 2021, Director, Property Management and Vice-President and General Manager of TLS
Daniel Chevalier, CPA Laval, Québec, Canada	Vice-President, Finance, Operational Reporting	—
Patrick Croteau, CPA Kirkland, Québec, Canada	Vice-President, Finance & Control	—
Johanne Dean Lac Brome, Québec, Canada	Vice-President, Marketing & Communications	—
Julie Eising, CPA Boca Raton, Florida, USA	Vice-President, Tax	Prior to 2023, SVP Finance and Tax for Likewize Corp f/k/a Brightstar Corp
Paul Freund, Austin, Texas, USA	Vice-President, Information Technology Security	Prior to October 2022, Cybersecurity Consultant for Brinks, Inc., and prior to April 2022, Director of Cybersecurity and GRC and acting Global CISO for Wesco Aircraft Hardware Corp.
Josiane M. Langlois, LL.M. Beaconsfield, Québec, Canada	Vice-President, Legal Affairs & Corporate Secretary	—
Sylvain Lemay, CPA Montreal, Québec, Canada	Vice-President, Information Technology	Prior to 2023, Director IT ERP and Architecture
Suri Musiri, MBA, CIA Naperville, Illinois, USA	Vice-President, Internal Audit	Prior to 2022, Vice President, Internal Audit at Echo Global Logistics
Bill Preece Kitchener, Ontario, Canada	Vice-President, Environment	Prior to 2021, Director of Business Development, Regulated Materials of Contrans Group
Martin Quesnel, CPA Boucherville, Québec, Canada	Vice-President, Finance	—

Annual Information Form 2023

TFI International Inc.

As at December 31, 2023, the directors and executive officers of the Corporation, as a group, beneficially owned or otherwise exercised control or direction over, directly or indirectly, an aggregate of 5,141,517 Common Shares, representing approximately 6.09% of the issued and outstanding Common Shares.

To the knowledge of the Corporation, none of the foregoing directors or executive officers of the Corporation (and with respect to (b) and (c) below, none of the shareholders of the Corporation holding a sufficient number of Common Shares to affect materially the control of the Corporation):

(a)
is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)
is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

To the knowledge of the Corporation, none of the foregoing directors or executive officers of the Corporation and none of the shareholders of the Corporation holding a sufficient number of Common Shares to affect materially the control of the Corporation, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the knowledge of the Corporation, no director or officer of the Corporation or any of its subsidiaries has an existing or potential material conflict of interest with the Corporation or any of its subsidiaries.

Annual Information Form 2023

TFI International Inc.

Audit committee

Audit Committee Charter

The Audit Committee charter is annexed as Schedule A to this annual information form.

Audit Committee Composition

The Audit Committee is composed of four members, namely William T. England, Chairman, André Bérard (interim member), Debra Kelly-Ennis and Diane Giard. In the opinion of the Board of Directors of the Corporation, each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 Audit Committees.

Relevant Education and Experience

In the opinion of the Board of Directors of the Corporation, each member of the Audit Committee has a good command of generally accepted accounting principles and has the ability to understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. This section describes at greater length how these members acquired their financial literacy.

William T. England is a retired partner of PricewaterhouseCoopers (PwC), where he held various executive positions.

André Bérard is a Corporate Director and Lead Director.

Debra Kelly-Ennis is the former President and CEO of Diageo Canada. She held executive leadership positions with General Motors Corporation, Gerber Foods Company, RJR/Nabisco, Inc. and The Coca-Cola Company Foods Division.

Diane Giard retired as Executive Vice President of the National Bank of Canada in 2018. Before joining the National Bank of Canada, she held different management positions at Scotia Bank.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has adopted in its charter, a specific policy and procedure for the engagement of non-audit services.

External Auditor Service Fees (by Category)

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to KPMG LLP, the auditors of the Corporation, for audit, audit-related, tax and other services in the years ended December 31, 2023 and 2022 were as follows:

Annual Information Form 2023

TFI International Inc.

Year ended December 31,
	2023	2022
	In US$(3)
Audit Fees(1)	$2,914,733	$2,683,499
Audit-Related Fees(2)	$22,990	$382,553
Tax Fees	$0	$0
All Other Fees	$0	$0
TOTAL	$2,937,723	$3,066,052

____________________

(1)
Audit fees for 2023 and 2022 include fees related to the audit of the annual financial statements, the review of the interim financial statements and the audit of internal controls over financial reporting.
(2)
2023 and 2022 Audit-Related Fees are for an audit of a special report, 2023 fees also include US GAAP analysis work and 2022 fees also include carve-out work related to the disposition of CFI and due diligence services.
(3)
The amounts in the table above are shown in USD and have been translated from the currency in which they were invoiced based on the average exchange rate of the Bank of Canada for the years 2023 and 2022 respectively, namely:

Currency	2023	2022
CAD	0.7409	0.7685

LEGAL PROCEEDINGS and Regulatory actions

Management of the Corporation is not aware of any material litigation outstanding, threatened or pending as of the date hereof by or against the Corporation other than in the normal course of business.

During the fiscal year ended December 31, 2023, the Corporation was not subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)
any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors or executive officers of the Corporation, and no person or corporation that is the beneficial owner of, or who exercises control or direction over, directly or indirectly, more than 10% of the Corporation’s shares or any of their respective associates or affiliates, has or has had a material interest, direct or indirect, in any transaction, whether proposed or concluded, which had, or may have, a material effect on the Corporation or its subsidiaries within the three most recently-completed financial years or during the current financial year.

Transfer AgentS and RegistrarS

The transfer agents and registrars for the Common Shares are Computershare Trust Company of Canada at its principal offices in Montreal, Québec and Toronto, Ontario and Computershare Trust Company, N.A. at its principal offices in Canton, Massachusetts.

Annual Information Form 2023

TFI International Inc.

Material Contracts

No contract, other than contracts entered into in the ordinary course of business, considered material to the Corporation has been entered into during its last fiscal year.

Name and Interests of Experts

KPMG LLP prepared the Report of Independent Registered Public Accounting Firm with respect to the Corporation's consolidated financial statements for the years ended December 31, 2023 and 2022.

KPMG LLP are the auditors of the Corporation and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable Canadian legislation or regulations and are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness (if any), principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation’s Management Proxy Circular in respect of the annual meeting of shareholders held on April 26, 2023.

Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis relating thereto for the fiscal year ended December 31, 2023. These documents, as well as additional information relating to the Corporation, including any of the Corporation’s news releases, are also available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Annual Information Form 2023

TFI International Inc.

Schedule A

Audit Committee Charter
Revised July 2021

PURPOSE

The primary function of the Audit Committee (the “Committee”) of TFI International Inc. (the “Corporation”) is to assist the Board of Directors (the “Board”) in fulfilling its oversight responsibilities by reviewing with its auditors: (a) the financial reports and other financial information provided by the Corporation to any governmental body or the public, being understood that the financial statements are the responsibility of management and that the Committee’s role is solely to assist the Board in fulfilling its oversight responsibilities; (b) the Corporation’s systems of internal controls regarding finance and accounting that management and the Board have established; and (c) the Corporation’s auditing, accounting and financial reporting processes generally.

All of the requirements in this Charter are qualified by the understanding that the role of the Committee is to act in an oversight capacity and is not intended to require a detailed review of the work performed by the external auditors unless specific circumstances are brought to its attention warranting such a review.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and it has direct access to the external and internal auditors as well as anyone in the organization. The Committee has the ability to retain, at the Corporation’s expense, specific advisors, consultants or experts it deems necessary in the performance of its duties.

COMPOSITION

The Committee shall be composed of three or more Directors as determined by the Board. All members of the Committee must be independent (must be free of any relationship to the Corporation that may interfere with the exercise of their independence from management and the Corporation) in accordance with subsection 3.1 (3) of Regulation 52-110 concerning audit committees (the “Independence Standards”).

All members of the Committee must be financially literate and shall possess an understanding of financial statements, including balance sheet, income statement and cash flow statement or be able to do so within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise, as the Board, in its business judgment, interprets such qualification.

The members of the Committee shall be appointed by the Board at the annual or any regular meeting of the Board. The members of the Committee shall serve until their successors shall be duly elected and qualified or their earlier resignation or removal. The Chair of the Committee shall be appointed by the Chairman of the Board. If a Chair is not elected by the full Board or is not present at a particular meeting, the members of the Committee may designate a Chair by majority vote of the Committee membership in attendance.

MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee should meet at least annually with management, the internal and external auditors and as a Committee, in separate executive sessions, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee, or at least the Chair, should meet with the external auditors and management quarterly, either in person or telephonically, to review the Corporation’s interim financial statements. The Committee Chair shall prepare and/or approve the agenda in advance of each meeting.

Annual Information Form 2023

TFI International Inc.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall perform the following:

Documents/Reports Review

a)
Review and reassess the adequacy of this Charter at least annually.

b)
Review and discuss with management and the external auditors the Corporation’s annual audited financial statements, quarterly financial results, Management Discussion and Analysis (“MD&A”) and draft audit related disclosures for proxy statements before the Corporation publicly discloses this information. This review and discussion should encompass the results of the audit, including significant issues regarding accounting principles, practices and judgments.

The Chair of the Committee may represent the entire Committee for purposes of this review, in case of emergency in the event the Committee is unable to meet.

c)
Review and discuss with management all significant issues surrounding corporate risk including insurance coverage, derivatives, information systems and cybersecurity, stress testing and environmental issues as required.

d)
Develop and review on an annual basis, or more frequently if appropriate, a Whistle Blower Policy and ensure that such policy is appropriate for the Corporation and complies with the applicable laws, regulations, and listing standards, and to recommend any changes as necessary to the Board. Upon the adoption of such rules, the Committee will oversee their enforcement.

e)
Review on an annual basis the Corporation pension plans performance.

External Auditors

a)
Recommend to the Board the selection of external auditors, considering independence and effectiveness and approve the fees and other compensation to be paid to the external auditors.

b)
Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

c)
Make clear that the external auditors for the Corporation are ultimately accountable to the Committee and the Board, that the Committee and Board have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors or to nominate the external auditor to be proposed for Shareholder approval in any proxy statement.

d)
Require the external auditors to submit on a periodic basis (but at least annually) to the Committee a formal written statement in accordance with the Independence Standards delineating all relationships between them and the Corporation, actively engage in a dialogue with them with respect to any disclosed relationships or services that may impact their objectivity and independence, and recommend that the Board take appropriate action in response to the report of the external auditors to satisfy itself of the external auditors’ independence.

e)
Review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

f)
Discuss with the external auditors their audit plan.

g)
Review and approve in advance all non-audit services performed by the Corporation’s duly appointed external auditing firm. Notwithstanding the foregoing:

Annual Information Form 2023

TFI International Inc.

i)
the audit committee may delegate to the chairman of the committee, the authority to pre-approve non-audit services to be performed by the Corporation’s duly appointed audit firm. The pre-approval of such non-audit services by chairman to whom authority has been delegated must thereafter be presented to the audit committee at its first scheduled meeting following such pre-approval.

ii)
if the amount to be paid by the Corporation to the Corporation’s duly appointed external auditing firm is less than seventy-five thousand dollars (CA$75,000) for each specific mandate, up to an aggregate annual amount of all the non-audit services not more than One Hundred Fifty Thousand Dollars (CA$150,000), such non-audit services are deemed to be pre-approved by the committee if they are approved by the Chairman of the committee and provided that the services are promptly brought to the attention of the Committee at its first scheduled meeting following such non-audit services are given.

iii)
the following non-audit services are strictly prohibited and shall in no circumstance be performed by the Corporation’s duly appointed external auditing firm:

Bookkeeping or other services related to the Corporation’s accounting records or financial statements;

Financial information systems design and implementation;

Appraisal or valuation services for financial reporting purposes;

Actuarial services for items recorded in the financial statements;

Internal audit outsourcing services;

Management functions;

Human resources;

Certain corporate finance and other services;

Legal services;

Certain expert services unrelated to the audit.

h)
Resolution of disagreements between management and external auditors;

Internal Audit

a)
Review and concur in the appointment, replacement, reassignment or dismissal of the director of internal audit.

b)
Confirm and assure the independence of the internal auditor.

c)
Evaluate, in consultation the director of internal auditing, the audit scope and role of internal audit.

d)
In consultation with management and the external auditors, evaluate the effectiveness and independence of the Corporation’s internal audit function including the reporting relationship to the Committee and the compliance with the Committee charter.

e)
Review with the director of internal audit and management, the audit plan, activities, staffing and organizational structure of internal audit.

Financial Reporting Processes

a)
In consultation with management and the external auditors, consider the integrity of the Corporation’s financial reporting processes and controls and whether such controls are adequate. The Committee must be satisfied that the adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements (other than the Corporation’s financial statements, MD&A and annual and interim profit or loss press releases), and periodically assess the adequacy of those procedures.

b)
Discuss significant financial reporting issues including off balance sheet arrangements and/or special purpose entities and the steps management has taken to monitor, control and report such issues.

c)
Review significant findings prepared by the external auditors together with management’s response.

Annual Information Form 2023

TFI International Inc.

d)
Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors.

e)
Review the annual budget on an annual basis.

f)
Review and recommend the proposed dividend payouts on a quarterly basis.

g)
Discuss with the external auditors their judgments about the quality, not just the acceptability, of the Corporation’s accounting principles as applied in its financial reporting.

h)
Based on the review and discussions referred to previously, recommend to the Board that the audited financial statements be included in the Corporation’s Annual Report.

i)
Prepare a report of the Committee to be included in the Corporation’s Proxy Circular for its Annual Meeting.

Other

a)
The Committee will establish procedures for the receipt, retention and treatment of any complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

b)
The Committee will review the accounting principles and practices.

c)
The Committee will establish procedures for the confidential, anonymous submission by the employees of the Corporation of concerns regarding questionable accounting or auditing matters.

d)
Nothing in this Charter will, or be deemed to, decrease or modify any manner adverse to any member of the Committee, such member’s right to rely on statements and certifications made by Corporation’s officers, employees, agents, counsel, experts and auditors.

e)
Nothing in this charter will, or will be deemed to, adversely affect in any manner the rights of members of the Committee to indemnification and advancement of expenses under the Corporation’s By-Laws or under any contract, agreement, arrangement or understanding benefiting such member.

f)
Notwithstanding any other provision of this Charter, no provision of this Charter will, except to the extent required by applicable law, rule or regulation, be construed to create any duty, liability or obligation on the part of the Committee or its members.

The Committee relies on the expertise and knowledge of management and the public accounting firm in carrying out its oversight responsibilities. Management of the Corporation is responsible for determining that the Corporation’s financial statements are complete, accurate, and in accordance with generally accepted accounting principles. The public accounting firm is responsible for auditing the Corporation’s financial statements. It is not the duty of the Committee to plan or conduct audits, to determine that the financial statements are complete, accurate and are in accordance with generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations of the Corporation’s internal policies, procedures or controls.

Annual Information Form 2023

TFI International Inc.